UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Fitbit, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

33812L102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33812L102

1.	Names of Reporting Persons. Foundry Venture Capital 2007, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 36,748,494 (2)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 36,748,494 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,748,494 (2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 46.63% (3)(4)
12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 32,023,848 shares of Class B Common Stock held by Foundry 2007, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons, and (ii) 4,724,646 shares of Class B Common Stock held by Foundry Select, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons. The general partner of Foundry 2007 is Foundry 2007 GP, which has voting and dispositive power over these shares. The Managers are the managing members of Foundry 2007 GP and share voting and dispositive power over these shares. Each of Foundry 2007 GP, and the Managers disclaims beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein. The general partner of Foundry Select is Foundry Select GP, which has voting and dispositive power over these shares. The Managers are the managing members of Foundry Select GP and share voting and dispositive power over these shares. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015. Each of Foundry 2007 and Foundry Select has converted all of its Class B Common Stock into Class A Common Stock as of January 15, 2016 and January 14, 2016, respectively.
(3)	Based on 42,061,250 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on December 2, 2015, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.
(4)	The 36,748,494 shares of Class B Common Stock held by the Reporting Persons represent 22.3% of the Issuer’s aggregate Class B Common Stock based on a total of 165,124,402 shares of Class B Common Stock as reported on the Issuer’s Quarterly Report on Form 10-Q as of October 31, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on December 2, 2015.

2.

CUSIP No. 33812L102

1.	Names of Reporting Persons. Foundry Group Select Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 36,748,494(2)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 36,748,494(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,748,494(2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 46.63%(3)(4)
12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 32,023,848 shares of Class B Common Stock held by Foundry 2007, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons, and (ii) 4,724,646 shares of Class B Common Stock held by Foundry Select, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons. The general partner of Foundry 2007 is Foundry 2007 GP, which has voting and dispositive power over these shares. The Managers are the managing members of Foundry 2007 GP and share voting and dispositive power over these shares. Each of Foundry 2007 GP, and the Managers disclaims beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein. The general partner of Foundry Select is Foundry Select GP, which has voting and dispositive power over these shares. The Managers are the managing members of Foundry Select GP and share voting and dispositive power over these shares. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015. Each of Foundry 2007 and Foundry Select has converted all of its Class B Common Stock into Class A Common Stock as of January 15, 2016 and January 14, 2016, respectively.
(3)	Based on 42,061,250 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on December 2, 2015, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.
(4)	The 36,748,494 shares of Class B Common Stock held by the Reporting Persons represent 22.3% of the Issuer’s aggregate Class B Common Stock based on a total of 165,124,402 shares of Class B Common Stock as reported on the Issuer’s Quarterly Report on Form 10-Q as of October 31, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on December 2, 2015.

3.

CUSIP No. 33812L102

1.	Names of Reporting Persons. Foundry Venture 2007, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 36,748,494(2)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 36,748,494(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,748,494(2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 46.63%(3)(4)
12.	Type of Reporting Person (See Instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 32,023,848 shares of Class B Common Stock held by Foundry 2007, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons, and (ii) 4,724,646 shares of Class B Common Stock held by Foundry Select, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons. The general partner of Foundry 2007 is Foundry 2007 GP, which has voting and dispositive power over these shares. The Managers are the managing members of Foundry 2007 GP and share voting and dispositive power over these shares. Each of Foundry 2007 GP, and the Managers disclaims beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein. The general partner of Foundry Select is Foundry Select GP, which has voting and dispositive power over these shares. The Managers are the managing members of Foundry Select GP and share voting and dispositive power over these shares. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015. Each of Foundry 2007 and Foundry Select has converted all of its Class B Common Stock into Class A Common Stock as of January 15, 2016 and January 14, 2016, respectively.
(3)	Based on 42,061,250 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on December 2, 2015, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.
(4)	The 36,748,494 shares of Class B Common Stock held by the Reporting Persons represent 22.3% of the Issuer’s aggregate Class B Common Stock based on a total of 165,124,402 shares of Class B Common Stock as reported on the Issuer’s Quarterly Report on Form 10-Q as of October 31, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on December 2, 2015.

4.

CUSIP No. 33812L102

1.	Names of Reporting Persons. Foundry Select Fund GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 36,748,494(2)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 36,748,494(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,748,494(2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 46.63%(3)(4)
12.	Type of Reporting Person (See Instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 32,023,848 shares of Class B Common Stock held by Foundry 2007, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons, and (ii) 4,724,646 shares of Class B Common Stock held by Foundry Select, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons. The general partner of Foundry 2007 is Foundry 2007 GP, which has voting and dispositive power over these shares. The Managers are the managing members of Foundry 2007 GP and share voting and dispositive power over these shares. Each of Foundry 2007 GP, and the Managers disclaims beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein. The general partner of Foundry Select is Foundry Select GP, which has voting and dispositive power over these shares. The Managers are the managing members of Foundry Select GP and share voting and dispositive power over these shares. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015. Each of Foundry 2007 and Foundry Select has converted all of its Class B Common Stock into Class A Common Stock as of January 15, 2016 and January 14, 2016, respectively.
(3)	Based on 42,061,250 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on December 2, 2015, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.
(4)	The 36,748,494 shares of Class B Common Stock held by the Reporting Persons represent 22.3% of the Issuer’s aggregate Class B Common Stock based on a total of 165,124,402 shares of Class B Common Stock as reported on the Issuer’s Quarterly Report on Form 10-Q as of October 31, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on December 2, 2015.

5.

CUSIP No. 33812L102

1.	Names of Reporting Persons. Bradley Feld
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 36,748,494(2)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 36,748,494(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,748,494(2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 46.63%(3)(4)
12.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 32,023,848 shares of Class B Common Stock held by Foundry 2007, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons, and (ii) 4,724,646 shares of Class B Common Stock held by Foundry Select, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons. The general partner of Foundry 2007 is Foundry 2007 GP, which has voting and dispositive power over these shares. The Managers are the managing members of Foundry 2007 GP and share voting and dispositive power over these shares. Each of Foundry 2007 GP, and the Managers disclaims beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein. The general partner of Foundry Select is Foundry Select GP, which has voting and dispositive power over these shares. The Managers are the managing members of Foundry Select GP and share voting and dispositive power over these shares. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015. Each of Foundry 2007 and Foundry Select has converted all of its Class B Common Stock into Class A Common Stock as of January 15, 2016 and January 14, 2016, respectively.
(3)	Based on 42,061,250 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on December 2, 2015, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.
(4)	The 36,748,494 shares of Class B Common Stock held by the Reporting Persons represent 22.3% of the Issuer’s aggregate Class B Common Stock based on a total of 165,124,402 shares of Class B Common Stock as reported on the Issuer’s Quarterly Report on Form 10-Q as of October 31, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on December 2, 2015.

6.

CUSIP No. 33812L102

1.	Names of Reporting Persons. Seth Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 36,748,494(2)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 36,748,494(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,748,494(2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 46.63%(3)(4)
12.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 32,023,848 shares of Class B Common Stock held by Foundry 2007, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons, and (ii) 4,724,646 shares of Class B Common Stock held by Foundry Select, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons. The general partner of Foundry 2007 is Foundry 2007 GP, which has voting and dispositive power over these shares. The Managers are the managing members of Foundry 2007 GP and share voting and dispositive power over these shares. Each of Foundry 2007 GP, and the Managers disclaims beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein. The general partner of Foundry Select is Foundry Select GP, which has voting and dispositive power over these shares. The Managers are the managing members of Foundry Select GP and share voting and dispositive power over these shares. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015. Each of Foundry 2007 and Foundry Select has converted all of its Class B Common Stock into Class A Common Stock as of January 15, 2016 and January 14, 2016, respectively.
(3)	Based on 42,061,250 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on December 2, 2015, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.
(4)	The 36,748,494 shares of Class B Common Stock held by the Reporting Persons represent 22.3% of the Issuer’s aggregate Class B Common Stock based on a total of 165,124,402 shares of Class B Common Stock as reported on the Issuer’s Quarterly Report on Form 10-Q as of October 31, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on December 2, 2015.

7.

CUSIP No. 33812L102

1.	Names of Reporting Persons. Ryan McIntyre
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 36,748,494(2)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 36,748,494(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,748,494(2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 46.63%(3)(4)
12.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 32,023,848 shares of Class B Common Stock held by Foundry 2007, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons, and (ii) 4,724,646 shares of Class B Common Stock held by Foundry Select, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons. The general partner of Foundry 2007 is Foundry 2007 GP, which has voting and dispositive power over these shares. The Managers are the managing members of Foundry 2007 GP and share voting and dispositive power over these shares. Each of Foundry 2007 GP, and the Managers disclaims beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein. The general partner of Foundry Select is Foundry Select GP, which has voting and dispositive power over these shares. The Managers are the managing members of Foundry Select GP and share voting and dispositive power over these shares. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015. Each of Foundry 2007 and Foundry Select has converted all of its Class B Common Stock into Class A Common Stock as of January 15, 2016 and January 14, 2016, respectively.
(3)	Based on 42,061,250 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on December 2, 2015, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.
(4)	The 36,748,494 shares of Class B Common Stock held by the Reporting Persons represent 22.3% of the Issuer’s aggregate Class B Common Stock based on a total of 165,124,402 shares of Class B Common Stock as reported on the Issuer’s Quarterly Report on Form 10-Q as of October 31, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on December 2, 2015.

8.

CUSIP No. 33812L102

1.	Names of Reporting Persons. Jason Mendelson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 36,748,494(2)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 36,748,494(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,748,494(2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 46.63%(3)(4)
12.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 32,023,848 shares of Class B Common Stock held by Foundry 2007, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons, and (ii) 4,724,646 shares of Class B Common Stock held by Foundry Select, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons. The general partner of Foundry 2007 is Foundry 2007 GP, which has voting and dispositive power over these shares. The Managers are the managing members of Foundry 2007 GP and share voting and dispositive power over these shares. Each of Foundry 2007 GP, and the Managers disclaims beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein. The general partner of Foundry Select is Foundry Select GP, which has voting and dispositive power over these shares. The Managers are the managing members of Foundry Select GP and share voting and dispositive power over these shares. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015. Each of Foundry 2007 and Foundry Select has converted all of its Class B Common Stock into Class A Common Stock as of January 15, 2016 and January 14, 2016, respectively.
(3)	Based on 42,061,250 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on December 2, 2015, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.
(4)	The 36,748,494 shares of Class B Common Stock held by the Reporting Persons represent 22.3% of the Issuer’s aggregate Class B Common Stock based on a total of 165,124,402 shares of Class B Common Stock as reported on the Issuer’s Quarterly Report on Form 10-Q as of October 31, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on December 2, 2015.

9.

Item 1.
	(a)	Name of Issuer Fitbit, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 405 Howard Street San Francisco, California, 94105

Item 2.
(a)

Name of Person Filing

Foundry Venture Capital 2007, L.P. (“Foundry 2007”)

Foundry Group Select Fund, L.P. (“Foundry Select”)

Foundry Venture 2007, LLC (“Foundry 2007 GP”)

Foundry Select Fund GP, LLC (“Foundry Select GP”)

Brad Feld (“Feld”)

Seth Levine (“Levine”)

Ryan McIntyre (“McIntyre”)

Jason Mendelson (“Mendelson”, together with Feld, Levine and McIntyre, the “Managers”)

	(b)	Address of Principal Business Office or, if none, Residence 1050 Walnut Street, Suite 210, Boulder, Colorado, 80302

(c)

Citizenship

Foundry 2007 and Foundry Select are each a Delaware limited partnership

Foundry 2007 GP and Foundry Select GP are each a Delaware limited liability company

Each of the Managers is a U.S. citizen and resident

	(d)	Title of Class of Securities Class A Common Stock

	(e)	CUSIP Number 33812L102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

10.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Item 4(a).	Amount Beneficially Owned:
Item 4(b).	Percent of Class:
Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the ownership of Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015.

Reporting Persons	Class A Common Stock Held Directly (1)	Class B Common Stock Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)(4)(5)
Foundry Venture Capital 2007, L.P.	0	36,748,494	36,748,494	36,748,494	36,748,494	46.63%
Foundry Group Select Fund, L.P.	0	36,748,494	36,748,494	36,748,494	36,748,494	46.63%
Foundry Venture 2007, LLC(2)	0	36,748,494	36,748,494	36,748,494	36,748,494	46.63%
Foundry Select Fund GP, LLC(3)	0	36,748,494	36,748,494	36,748,494	36,748,494	46.63%
Brad Feld (2)(3)	0	36,748,494	36,748,494	36,748,494	36,748,494	46.63%
Seth Levine (2)(3)	0	36,748,494	36,748,494	36,748,494	36,748,494	46.63%
Ryan McIntyre (2)(3)	0	36,748,494	36,748,494	36,748,494	36,748,494	46.63%
Jason Mendelson (2)(3)	0	36,748,494	36,748,494	36,748,494	36,748,494	46.63%

(1)	Represents the number of shares beneficially owned by the Reporting Persons as of December 31, 2015 and consists of (i) 32,023,848 shares of Class B Common Stock held by Foundry 2007, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons, and (ii) 4,724,646 shares of Class B Common Stock held by Foundry Select, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Persons. As of January 15, 2016, Foundry Venture Capital 2007, L.P. converted all of its Class B Common Stock to Class A Common Stock and as of January 14, 2016, Foundry Group Select Fund, L.P. converted all of its Class B Common Stock to Class A Common Stock.
(2)	Foundry 2007 GP is the sole general partner of Foundry 2007, which has voting and dispositive power over these shares. Feld, Levine, McIntyre and Mendelson are the managing members of Foundry 2007 GP and share voting and dispositive power over these shares. Each of Foundry 2007 GP, Feld, Levine, McIntyre and Mendelson disclaims beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein.
(3)	Foundry Select GP is the sole general partner of Foundry Select, which has voting and dispositive power over these shares. Feld, Levine, McIntyre and Mendelson are the managing members of Foundry Select GP and share voting and dispositive power over these shares. Each of Foundry Select GP, Feld, Levine, McIntyre and Mendelson disclaims beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein.
(4)	Based on 42,061,250 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on December 2, 2015, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.
(5)	The 36,748,494 shares of Class B Common Stock held by the Reporting Persons represent 22.3% of the Issuer’s aggregate Class B Common Stock based on a total of 165,124,402 shares of Class B Common Stock as reported on the Issuer’s Quarterly Report on Form 10-Q as of October 31, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on December 2, 2015.

11.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

12.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February16, 2016

Foundry Venture Capital 2007, L.P.
By: Foundry Venture 2007, LLC
Its: General Partner

/s/ Brad Feld
Brad Feld, Managing Director

Foundry Group Select Fund, L.P.
By: Foundry Select Fund GP, LLC
Its: General Partner

/s/ Brad Feld
Brad Feld, Managing Director

Foundry Venture 2007, LLC

/s/ Brad Feld
Brad Feld, Managing Director

Foundry Select Fund GP, LLC

/s/ Brad Feld
Brad Feld, Managing Director

Brad Feld

/s/ Brad Feld
Brad Feld

Seth Levine

/s/ Seth Levine
Seth Levine

Ryan McIntyre

/s/ Ryan McIntyre
Ryan McIntyre

Jason Mendelson

/s/ Jason Mendelson
Jason Mendelson

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

13.